Ameritas Variable Life Insurance Company Logo
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                                           5900 "O" Street / Lincoln, NE / 68510
                                        P.O. Box 82550/ Lincoln, NE / 68501-2550
                                                                    402-467-1122

May 30, 2003

                                            (Transmitted via EDGAR on 5/30/2003)


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0506


RE:      Ameritas Variable Life Insurance Company ("AVLIC") and
         Ameritas Variable Life Insurance Company Separate Account V,
            SEC File No. 811-04473
         OVERTURE VIVA! Flexible Premium Variable Universal Life,
            Registration No. 333-101274

         Request for Withdrawal, Pursuant to Rule 477, of Post-Effective
            Amendment No. 2 on Form N-6

Ladies and Gentlemen:

On behalf of Ameritas Variable Life Insurance Company Separate Account V ("Registrant"), we are requesting withdrawal of an Amendment to the Registration Statement on Form N-6 for OVERTURE VIVA! Flexible Premium Variable Life Insurance Policy ("VIVA!") pursuant to the Securities Act of 1933 ("1933 Act") and Rule 477 thereunder, as well as the Investment Company Act of 1940 ("1940 Act"). The Securities and Exchange Commission declared Registration No. 333-101274 effective under the 1933 Act on February 6, 2003. The Registrant submitted VIVA! Post-Effective Amendment No. 2 on Form N-6, Type 485APOS, electronically to the Securities and Exchange Commission ("SEC") on May 16, 2003. The submission was received and accepted by the SEC on May 16, 2003, and assigned Accession Number 0000783402-03-000031.

The sole purpose of the Amendment was to add a lifetime guaranteed benefit rider to VIVA! The Registrant has determined, for business purposes, that it will not make the rider available with VIVA! No securities have been sold in connection with the subject matter of the VIVA! Post-Effective Amendment No. 2.

Please accept our sincere apologies for any inconvenience we have caused you. If you have any questions or comments with respect to this filing, please telephone Greg Sernett at 402-467-7853.

Sincerely,

/s/ Donald R. Stading

Donald R. Stading
Secretary and General Counsel

cc:      Joyce Pickholz, Senior Counsel
         Office of Insurance Products, MS 5-6
         Securities and Exchange Commission
         450 Fifth Street, N.W.
         Washington, D.C.  20549-0506